Reply Attention of	Vikram Dhir
Direct Tel.	604.891.7767
EMail Address	vxd@cwilson.com
Our File No.	31364-0001/ CW1698205.1

March 28, 2008

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-6010
USA

Attention: Gary K. Schuler

Dear Sirs/Mesdames:

Re:	Urex Energy Corporation
Form 10-KSB for the fiscal year ended March 31, 2007
Filed July 17, 2007
File No. 000-50191

Thank you for your letter of January 10, 2008 with respect to the Form 10-KSB (the “Form 10-KSB”) for the year ended March 31, 2007 filed by Urex Energy Corporation (the “Company”). We enclose our response to your comment and two blacklined copies of our amendment to the Form 10-KSB. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of January 10, 2008.

General

1.

We note your website contains disclosure about adjacent or other properties on which your company has no right to explore or mine. It would be helpful for you to include the following cautionary language along with such information:

“This website contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Please tell us where you have included the cautionary language on your website.

We have updated the Company’s website to include the cautionary language above. The cautionary language is included at the page entitled “Disclaimer” on the Company’s web site at http://www.urexenergy.com/s/Disclaimer.asp.

2.

We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-50191. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

Please tell us where you have included this disclaimer on your website.

We have updated the Company’s website to include the cautionary language above. The cautionary language is included at the page entitled “Disclaimer” on the Company’s web site at http://www.urexenergy.com/s/Disclaimer.asp.

Property Description, page 10

3.

At various locations in your disclosure, you use the terms “measured,” “indicated” and/or “inferred,” “mineral resource,” “mineral resource base,” “drill indicated,” and “geological resources” in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please tell us how you plan to comply with this guidance.

We have amended the Form 10-KSB under the subheading entitled “Property Description” under the heading entitled “La Jara Mesa Extension Property” to remove the following:

The La Jara Mesa deposit lies on the southwest boundary of our company’s claim block and contains five separate areas which have a combined mineral inventory (drill indicated and inferred) of 1,133,310 tons at 0.30% eU3O8 containing 7,133,310 pounds of U3O8 utilizing a 15% diluted thickness/grade cutoff of 6 feet at 0.16% eU3O8 as defined by Homestake Mining Company in 1982.

The Melrich ore body, lies on the northeast boundary of our company’s claim block and is a north-south trending tabular unit containing an Indicated/Inferred/Potential resource of 1,045,500 tons at an undiluted grade of 0.154% eU3O8 for a total of 3,217,000 pounds of U3O8 when using a 0.08% eU3O8 cutoff per Homestake Mining Company.

4.

We note your disclosure in this section, referring to mines and/or other mineral prospects that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and/or prospects. Accordingly, your disclosure should not reference mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company’s properties or control and instead focus your disclosure solely on your property. Please tell us the changes you plan to make to ensure your disclosure only focuses on your property.

We have amended the Form 10-KSB to remove various references to adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the Company’s properties or control. We refer you to the blackline copy of the Form 10-KSB enclosed herewith.

Location, page 10

5.

Please tell us your consideration of inserting a small-scale map showing the location and access to each of your material properties, as recommended by Industry Guide 7. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, and therefore these maps can be included in any filings uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Please note that maps submitted to the SEC should include the following pursuant to the Instructions to paragraph (c) (1) of Industry Guide 7:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

  We have amended the Form 10-KSB to include maps under (i) the subheading entitled “Location” under the heading entitled “La Jara Mesa Extension Property”; and (iii) the subheading entitled “Access, Infrastructure, Physiography and Climate” under the heading entitled “Rio Chubut Property.”

6.

  Please tell us how you have complied with paragraph (b) (2) of Industry Guide 7, which requires you to fully disclose the material terms of the land or mineral rights securing agreements. As part of your response, please tell us how you have considered disclosing the following information:

  The nature of the company’s ownership or interest in the property.

  A description of all interests in the properties, including the terms of all underlying agreements.

  An indication of whether the mining claims are State or Federal claims or mining concessions.

  Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

  The area of the claims, either in hectares or acres.

  We have amended the Form 10-KSB under the subheading entitled “Property Acquisition” under the heading entitled “La Jara Mesa Extension Property” as follows:

  In December 2005, we acquired a 100% interest in the La Jara Mesa Extension uranium property consisting of 137 unpatented mining claims (approximately 2,740 acres) in Grants Mining District, Cibola County, New Mexico. We acquired the La Jara Mesa Extension property, which consists of 137 unpatented federal mining claims, through staking. An unpatented mining claim provides the owner with the rights to all locatable minerals as defined by the 1872 Mining Law. An annual claim fee of $125 per claim is due by September 1 of each year in order to maintain the claim in good standing.

  The Form 10-KSB includes disclosure about the acquisition of the Rio Chubut Property under the subheading entitled “Property Acquisition” under the heading entitled “Rio Chubut Property” as follows:

  On September 22, 2005, we entered into an assignment agreement with International Mineral Resources Ltd., a company organized under the laws of the Turks & Caicos Islands, whereby International Mineral Resources agreed to assign its right, title and interest in and to an option agreement entered into between International Mineral Resources and United Energy Metals S.A to our company. The option agreement allows for the holder of the option to acquire 99.8% of the equity in United Energy Metals, an Argentina company, which in turn holds a 100% interest in a commanding property position of 170,000 hectares. On December 7, 2005, International Mineral Resources exercised the option to acquire 99.8% of the equity in United Energy Metals. As consideration for the assignment of the option from International Mineral Resources to our company, we were required to issue 8,000,000 shares of our company to International Mineral Resources and pay $50,000.00 to International Mineral Resources, with International Mineral Resources retaining a 5% net smelter royalty in respect of the Rio Chubut Property. The assignment agreement has been completed and we have acquired 99.8% of the equity in United Energy Metals.

  ***

  We look forward to any further comments you may have in regard to the amended Form 10-KSB or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7767.

Yours truly,

CLARK WILSON LLP

Per: /s/ Vikram Dhir

Vikram Dhir

  VXD/vxd

  cc: Richard Bachman